Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

Albert Benchimol: ‘You have to expect the unexpected’

Insurance Day

Michael Faulkner

24 June 2015

The ongoing tug-of-war for PartnerRe between Exor and Axis Capital has been one of the stories of the year. Axis Capital’s chief executive explains his vision for a merger with PartnerRe and what happens if shareholders do not vote in favour of the deal

Thirty days. In that time shareholders of Bermudian firms Axis Capital and PartnerRe will vote on what has become the re/insurance merger story of the year; one that has captivated the insurance market, the media and financial analysts alike.

What started as just another merger – forged amid the pressures of the rapidly evolving reinsurance market – was elevated to something far more dramatic with the arrival of Exor, the investment vehicle of the Italian Agnelli family, on to the scene.

Exor threatened to scupper Axis Capital’s plans with its own (higher, all-cash) bid for PartnerRe. PartnerRe’s board rejected Exor’s advances, but the Italian firm pushed on regardless with a hostile bid.

The story has been compelling not only for what it says about the reinsurance market, but also the corporate twists and turns and almost soap opera-like war of words between Exor and PartnerRe played out in the public formality of regulatory filings and press releases.

Analysts are divided over the merits of the respective transactions. The only thing there is agreement on is that the result will be very close. And in 30 days, on July 24, shareholders will have their say.

It is 37 days before the vote when Insurance Day meets Albert Benchimol, Axis Capital’s chief executive. Benchimol has just flown in from Dublin, where the group’s European head office is located, having attended board meetings. Despite the merger and integration planning, there is still a business to run.

Benchimol is polished, charming and his enthusiasm and passion for the merger and the benefits it will bring to Axis and PartnerRe is evident.

“I really think it is going to allow us to be an early mover in taking advantage of both secular and cyclical changes in the industry to better serve our customers and create more value for our shareholders,” he enthuses.

What of the vote? “We’re obviously hoping and expecting for a positive result,” he says.

In the past weeks Exor has become the largest shareholder of PartnerRe, taking a 9.3% stake, while other major shareholders of the Bermudian reinsurer have come out in support of Exor’s bid.

Has Benchimol managed to woo the latter over? “We’re speaking to a number of the shareholders, that’s normal. There are some that are more vocal than others and therefore they put their articles in the paper but there a lot of other shareholders who I think are very supportive of this merger, they see the value in what we’re trying to create,” Benchimol says.

Choice

And that is the choice. Benchimol’s pitch is about long-term value creation, compared to Exor’s cash-out now offer to PartnerRe shareholders.

At its heart the Axis/PartnerRe amalgamation is a share deal, which would see PartnerRe shareholders own 52% of the combined company, with Axis shareholders owning the remainder. On top of that is a special dividend of $11.50. This contrasts with the $137.5 per share offered by Exor, valuing PartnerRe at approximately $6.8bn.

“If you’re a long-term investor in the insurance space you’re looking for great investment stories and this merged company we are creating is a great investment story,” Benchimol says.

The combined Axis/PartnerRe will certainly be a big beast of the re/insurance world. It will write close to $11bn in premium, have approximately $15bn in capital and invested assets of more than $31bn.

The amalgamation will improve the firms’ positioning in several areas. The combined firm, according to Axis, will be a top five global reinsurer and a top three specialty lines reinsurer. It will also be a top 10 provider of life and health products and specialty insurance.

“We’ll have the scale, the product reach, the capabilities to really add a lot of value to our clients and distribution partners. We think that’s really going to allow us to solidify the existing relationships we already have with our clients and distribution partners and even create new business opportunities,” Benchimol says.

Then there are the efficiencies and costs savings that will be delivered. Benchimol expects to achieve more than $200m in expense savings, coupled with improved capital efficiency. The cost savings will come from things like merging the two companies’ investment management functions, having a single management board, closing offices and an as-yet-unspecified number of redundancies. “We have determined we will be fair, transparent and generous with those who will not be operating continually in the company,” Benchimol says.

Benchimol argues the cost savings can be achieved quickly: half in 2016, the remainder in 2017. “More importantly, we are not making any cuts in what matters in terms of the value creation. We will continue to invest in data and analytics. We will continue to invest in our people because the value proposition has to be very strong,” he says.

He expects further cost savings can be achieved, too. “That [$200m] projection really is what we can complete by 2017. The truth is there are other things we will be able to do we have not yet given ourselves credit for.”

He adds: “The merger really creates opportunities neither one of us could really achieve on our own in the near term. We’re very, very confident of our ability to have double-digit earnings per share appreciation and return on equity in excess 12% by 2017.”

First approach

Roll back a few months to the latter half of 2014. The proposed merger was first mooted at the end of last year, when PartnerRe approached Axis.

“We evaluated what that would mean and it became quite attractive and so we decided to pursue it and after both due diligence and negotiations agreed and announced on January 25,” Benchimol says.

It is not surprising both boards felt a merger would be attractive. PartnerRe had weight in reinsurance, which amounted to about three-quarters of its business (on 2013 figures it was a top eight reinsurer, with gross written premiums of $4.6bn), yet it had a relatively small life and health book and a tiny (at 6% of its gross written premium) insurance book.

Meanwhile, Axis had a smaller reinsurance book (with gross premiums of $2.1bn) than PartnerRe, putting it around 19th place in the global reinsurance league table. Its insurance book was of a similar size, but clearly much larger than PartnerRe’s.

A merger would increase scale overnight and provide growth opportunities. Coupled with the costs savings and capital efficiencies, it made sense economically.

“I think one of the great advantages of this one is that as a merger of equals we both get significant benefits without paying for that,” Benchimol says. “PartnerRe is getting access to a successful primary speciality insurance franchise, which it doesn’t have, and it gets to complement its life and health book. We get to significantly increase the positioning of our reinsurance business and we also benefit from complementing our own accident and health book.”

On top of that, the execution risk was low. The companies knew each other well. Benchimol was chief financial officer at PartnerRe before joining Axis, while other senior Axis executives had also held roles at PartnerRe. “We know their people; we have a very similar approach to the business in as much as we’re both very proud of our actuarial and analytical underwriting skills; and we both have a very conservative and prudent reserving philosophy. All things considered, the integration risks are about as low as they could be for a transaction of this type, which also makes it very attractive to us.”

Had Axis considered an acquisition before PartnerRe came along? “The truth is every company spends a lot of time when it’s doing strategic evaluations looking at what it is it can do on its own through organic development, through investment and growth but also looking at what could happen with a merger here or there,” Benchimol says.

“Every investment banker in the world has a book of what would happen if you had a merger with so and so, and so it’s just a normal part of the strategic evaluation an executive goes through all the time. Most of the time you realise a merger or an acquisition does not generate the value it merits to proceed with it. You have to recognise a lot of M&A opportunities either a) cost too much or b) have execution risks.”

Not compelled

Given the cyclical and structural changes taking place within the reinsurance market, was a merger something Axis was compelled to do? “Categorically no,” Benchimol says. “We already had strategies in place, which we communicated to our investment community last year. We already have all of the building blocks the new merged company is going to have.”

On its own, Axis had sufficient scale to be relevant in the global re/insurance market, Benchimol argues. “The rationale for the merger is not because we felt either one of us did not have sufficient scale – that is not the case. It’s just the economic and strategic benefits for this merger were so compelling.”

Both Axis and PartnerRe, each writing around $5bn in annual premiums, are well above the minimum size necessary to be relevant in the global re/insurance market, Benchimol says. “People actually originally asked us, given where reinsurance is today, why would you want to grow in the reinsurance space? For me it was very simple, given the secular changes we’ve seen in the reinsurance world.

“Our clients are clearly buying reinsurance differently from how they were. They’re looking for more comprehensive solutions from their reinsurers and they are actually buying more reinsurance from a smaller number of reinsurers. They’re concentrating their purchases into larger companies with a broader geographic support so they can support their international expansion.

“For us to grow from being a $2bn-plus reinsurer to a $6.5bn to $7bn [business] was a quantum leap in the positioning of our company. If you’re going to be in the reinsurance space, larger is better and that made sense.”

He describes the deal as being “advantageous”, accelerating Axis’s growth by as much as a decade, but he is adamant Axis could achieve that growth notwithstanding a merger with PartnerRe.

“For us it was a unique opportunity to take our company from one level – and we could have achieved the next level, I don’t know if it’s in five years’, seven years’, 10 years’ [time] – but we can now achieve that level over a period of months and that is an incredible opportunity, a unique opportunity very few organisations have.”

Growth opportunities

Where does Benchimol see the growth opportunities for the combined firm?

Not surprisingly, given the competition in the reinsurance market, the expectation is of little short-term growth on the reinsurance side. “I think certainly the indications in Florida [June 1 renewals] were encouraging but I still think there’s more that can be done [in the reinsurance market]. That said, there is no doubt in my mind we will have opportunities for incremental growth but we’re not counting on it,” he says.

Certainly, greater scale and servicing capability should help to increase business volumes. But it is the opportunities around third-party capital that Benchimol is particularly excited about. “A number of lines of business are still attractive to alternative capital providers, which tend to look at their alternatives in the bond market and these lines may be less attractive to us when we think about the equity returns we want,” he says. “To the extent those risks are attractive to the alternative market, we’re very happy to make them available to the alternative market.”

He adds: “Both companies are already active in third-party capital stakes and there are a lot of different kinds of alternative capital vehicles we can bring to bear cost-effective solutions to our clients.”

Using third-party capital would provide Axis/PartnerRe with additional fee revenues – estimated at more than $60m by 2017 – and would also provide capital relief by reducing risk held on the balance sheet, estimated at around $150m by 2017.

It would also enable the combined business to write more high-volatility business, such as terrorism and catastrophe, but by using third-party capacity to do so it would not expose Axis/PartnerRe’s balance sheet to volatility, which will be important for its investors, Benchimol says.

The combined company is likely going to have a market capitalisation in excess of $12bn and be included in the S&P 500, which means it is going to be held in different funds, including many more large-cap funds. “These funds tend to prefer to see less volatility and have more interest in growth, so as we look at our business we believe we will be able to deliver that,” Benchimol says.

While the reinsurance market is challenging, Benchimol says there are significant opportunities for immediate incremental growth on the insurance side.

First, the merged company will become a major market for the top global broking firms. “When you count all the premiums that are placed by Marsh or by Aon or by Willis, the new combined company will be a top 10 market business across the world, so there is no question that will increase opportunities.”

In anticipation of the merger, Axis has already seen the volume of submissions increase, he adds.

The new company would also have the capacity to increase – even double – the limits offered to clients, significantly increasing premium volumes with little effort, Benchimol says.

On top of that there are opportunities for growth through cross-selling products and using the international expansion opportunities afforded by the wider geographic reach of the combined business. For instance, PartnerRe has offices in Miami and Hong Kong, which Axis does not. In addition, Axis has a Lloyd’s platform, which launched at the beginning of last year. “We think that will significantly accelerate international growth,” Benchimol says.

If the shareholders vote in favour of the merger, the transaction is expected to close in September. A number of regulatory approvals have already been granted and within a few weeks of the vote the remainder are expected to follow.

Work is already under way on the integration, with 150 people involved in different workstreams across all aspects of the organisation. The broad lines of the combined operating model have been established.

“What we now need to do, of course, is get into the finer details. We will not be able to do some of those finer details until after the vote and that some of those only after the close. At this point in time it’s a very short runway,” Benchimol says.

“As far we are concerned we are working towards a close in September, so we will do as much as we can before that, but certainly there will be a lot more work after the close.”

Of course, all this is predicated on shareholders voting for the merger. What if it they do not vote in favour of the proposal? “As far as we’re concerned we continue with the established strategy we had in place, which is continuing to grow our three businesses, to invest in data and analytics and to take the businesses that were sub-scale and bring them to scale and above scale so they can be positive contributors.”

Benchimol adds: “I don’t think we will be as successful as a standalone company in the next two years as we would be as merged company – but we will still be a successful company.”

So would Axis look for another merger or acquisition? “Every company continuously reviews the environment. I will not say we have no need for a merger partner but if we find something that creates incremental value we will certainly not turn it down.”

Did Benchimol expect the merger to play out in the way it has done, with Exor’s surprise move to try to scupper the amalgamation? Benchimol pauses. “The only thing I can tell is if you are in our business, you always have to expect the unexpected to happen and you leave it at that.”

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.